Exhibit 99.1

Enerplus Announces Voting Results from the 2022 Annual Meeting of Shareholders

CALGARY, AB, May 5, 2022 /CNW/ - Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) is pleased to announce the voting results from its Annual Meeting held on Thursday, May 5, 2022.  Each of the matters is described in greater detail in the 2022 Notice of Annual Meeting and Information Circular and Proxy Statement dated March 15, 2022 (the "Circular").

1.     Election of Directors

Shareholders elected the following nine nominees as Directors of the Corporation who will serve until the next annual meeting of shareholders of the Corporation, or until their successors are elected or appointed:

Name of Nominee	Votes For	Percent	Votes Withheld	Percent
Hilary A. Foulkes	125,915,347	99.12%	1,122,874	0.88%
Judith D. Buie	125,103,844	98.48%	1,934,377	1.52%
Karen E. Clarke-Whistler	125,128,637	98.50%	1,909,584	1.50%
Ian C. Dundas	126,419,569	99.51%	618,652	0.49%
Robert B. Hodgins	112,792,021	88.79%	14,246,200	11.21%
Mark. A. Houser	125,917,813	99.12%	1,120,408	0.88%
Susan M. MacKenzie	125,210,145	98.56%	1,828,076	1.44%
Jeffrey W. Sheets	126,309,417	99.43%	728,804	0.57%
Sheldon B. Steeves	114,816,392	90.38%	12,221,829	9.62%

2.     Appointment of Auditors

Shareholders voted to approve the appointment of KPMG LLP, Independent Registered Public Accounting Firm, as auditors of the Corporation:

Votes For	Percent	Votes Withheld	Percent
154,758,681	99.53%	728,515	0.47%

3.     Approval of the Non-Binding Resolution on the Approach to Executive Compensation

Shareholders voted to approve the non-binding resolution on Enerplus' approach to executive compensation, as described in the Circular:

Votes For	Percent	Votes Against	Percent
122,116,780	96.07%	4,989,831	3.93%

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2022/05/c3543.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 18:30e 05-MAY-22